EXHIBIT 11.1

	Years Ended December 31,
amounts in thousands, except per share amounts	2018	2017	2016
Net Income	$34,239	$40,494	$82,726
Basic Weighted Average Shares	29,720	29,441	29,074
Effect of Common Stock Equivalents:
Assumed Vesting of Stock Grants	473	630	958
Diluted Weighted Average Shares	30,193	30,071	30,032
Net Income per Common Share:
Basic	$1.15	$1.38	$2.85
Diluted	$1.13	$1.35	$2.75